Exhibit 99.1

Steel Partners Wins Adaptec Shareholder Consents for All Its Proposals

Shareholders Give Requisite Written Consent to Remove Sundaresh
and Loarie from Adaptec Board, Reduce Board Seats to Seven

Press Release
Source: Steel Partners II, L.P.
On 8:30 am EST, Monday November 2, 2009

NEW YORK--(BUSINESS WIRE)--Steel Partners II, L.P. (“Steel Partners”) today announced that it has received the requisite number of written consents from stockholders of Adaptec, Inc. (“Adaptec” or the “Company”) (NASDAQ:ADPT - News) to pass all proposals it made under its Consent Solicitation.

Steel Partners’ proposals included the removal of Sundi Sundaresh and Robert J. Loarie from the Board of Directors of Adaptec and the reduction of the number of Board members to 7 from 9.

Steel Partners delivered consents by stockholders owning more than 50% of the Company’s outstanding shares for the removal of Mr. Sundaresh and Mr. Loarie, respectively, from the Board. All proposals approved by the stockholders took effect upon Steel Partners’ delivery of the consents to the Company on October 30, 2009.

“This strong display of shareholder support validates our belief that it is time for accountability and change at Adaptec,” stated Warren Lichtenstein of Steel Partners. “Going forward, the Board’s independence assures that its interests are aligned with the interests of the Company’s shareholders and stakeholders.”

About Steel Partners

Steel Partners Holdings L.P. (“SPH”) is a global diversified holding company that owns majority-owned subsidiaries, controlled companies and other interests in a variety of operating assets and businesses. SPH seeks to work with the management of these companies to increase corporate value over the long term for all stakeholders and shareholders through growth initiatives, Steel Partners Operational Excellence programs, the Steel Partners Purchasing Council, balance sheet improvements and capital allocation policies.

Steel Partners II, L.P. is a wholly-owned subsidiary of SPH.

Contact:

Steel Partners
Jason Booth, 310-941-3616
Jason@Steelpartners.com